UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4/A
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person

   C. Thomas Young
   4008 Woodstone Ct.
   Floyds Knobs, IN 47119

2. Issuer Name and Ticker or Trading Symbol

   Community Bank Shares, Inc.
   CBIN

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Statement for Month/Year

   June, 2001

5. If Amendment, Date of Original (Month/Year)

   N/A

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

   If officer, give title. Mr. Young is the Chairman of the Board, as well as director.

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security     |2.      |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir   |7.Nature of Indirect     |
                         |   Transaction |  or Disposed of (D)              |  Securities       |ect     |  Beneficial Ownership   |
                         |        |      |                                  |  Beneficially     |(D)or   |                         |
                         |        |    | |                  | A/|           |  Owned at         |Indir   |                         |
                         |   Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)  |                         |
-----------------------------------------------------------------------------------------------------------------------------------|

Common stock*            |06/05/01| P   | | 200 shares       | A |  $14.75       |56,027          |D       | N/A              |
                                                                   per share     shares                                            |
-----------------------------------------------------------------------------------------------------------------------------------|

**                      ----------------------------------------------------    200 sh.          I        Spouse IRA              |
-------------------------------------------------------------------------------------------------------------------------------   |

-----------------------------------------------------------------------------------------------------------------------------------
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
-----------------------------------------------------------------------------------------------------------------------------------|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
 N/A                  |        |     |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|

Explanation of Responses:

*  Purchase of common stock on the open market.
** No activity to declare here, just reporting the total amount of Company stock currently held in the spouse's IRA.


/s/ C. Thomas Young                06/05/01
-----------------------------      --------
Signature of Reporting Person       Date